THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1      Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the three and nine months ended April 30, 2010 and the audited consolidated financial statements for the year ended July 31, 2009 which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of June 8, 2010. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

1.2      Overview

Quartz Mountain is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. ("HDSI"), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company's objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project's ultimate size potential. The project's location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company trades on the NEX Exchange. The Company's trading symbol is QZM.H. In the United States, the company's shares trade on the Over The Counter Bulletin Board under the symbol QZMRF.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3      Selected Annual Information

Not required in interim MD&A.

1.4      Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31
	2010	2010	2009	2009	2009	2009	2008	2008

Current assets	$313,566	$328,165	$392,760	$423,726	$446,127	$453,306	$504,270	$612,510
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	313,567	328,166	392,761	423,727	446,128	453,307	504,271	612,511

Current liabilities	27,338	16,799	75,280	55,838	58,365	16,314	23,768	20,519
Shareholders' equity	286,229	311,367	317,481	367,889	387,763	436,993	480,503	591,992
Total liabilities and shareholders' equity	313,567	328,166	392,761	423,727	446,128	453,307	504,271	612,511

Working capital	286,228	311,366	317,480	367,888	387,762	436,992	480,502	591,991

Expenses
Foreign exchange	(16,009)	(3,686)	2,133	(21,735)	(9,762)	7,648	79,116	8,870
Interest income	(342)	(571)	(373)	(51)	(426)	(1,886)	(2,088)	(3,964)
Legal, accounting and audit	10,556	18,361	5,836	5,237	5,875	13,131	278	20,120
Mineral property investigations	–	–	1,096	2,389	5,204	–	–	–
Office and administration	17,166	5,655	38,412	29,452	36,026	19,782	28,327	18,083
Admin cost recoveries	–	(23,751)	–	–	–	–	–	–
Shareholder communication	1,915	–	–	–	–	–	–	–
Regulatory, trust and filing	11,852	10,106	3,304	4,582	12,313	4,835	5,856	4,601

Loss for the period	$25,138	$6,114	$50,408	$19,874	$49,230	$43,510	$111,489	$47,710

Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00

Weighted average number of common shares outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5      Results of Operations

Three Months Ended April 30, 2010

The loss for the quarter ended April 30, 2010 was $25,138, compared with a loss of $49,230 in the same period of fiscal 2009. The decrease in loss was mainly due to lower administrative costs during the period. The Company conducted no material exploration or property investigation activity during the three months ended April 30, 2010.

The Company recorded a foreign exchange gain of $16,009 for the period ended April 30, 2010, compared with a gain of $9,762 in the same period of fiscal 2009. This foreign exchange gain resulted primarily from the Company's holdings of Canadian dollar cash and cash equivalents. The Canadian dollar appreciated by approximately $0.05 against the United States dollar over the three months ended April 30, 2010. During the same period of the prior year, the Canadian dollar appreciated by approximately $0.03 against the United States Dollar.

Office and administration expenses decreased to $17,166 in the quarter ended April 30, 2010 from $36,026 in the same period of fiscal 2009. The reduction is related to decreased conference fees in the current year. Legal, accounting and audit expenses increased to $10,556 from $5,875 as a result of additional fees for the current quarter review. Regulatory, trust and filing expenses were $11,852 for the current period, a decrease from $12,313 recorded for the same period of last year.

Nine Months Ended April 30, 2010

The loss for the nine months ended April 30, 2010 was $81,660, compared to a loss of $204,229 in the same period of the previous year. The decrease in loss primarily resulted from foreign exchange gains and a cost recovery from a service provider. The Company recorded a $17,561 foreign exchange gain in the nine months ended April 30, 2010, compared with a foreign exchange loss of $77,002 in the same period of fiscal 2009. In fiscal 2009, the Canadian dollar depreciated from $0.98 US per Canadian dollar at the beginning of the year to $0.82 US per Canadian dollar by January 31, 2009. During the nine months ending April 30, 2010 the Canadian dollar appreciated from $0.92 to $0.98 US per Canadian dollar.

Office and administration expenses decreased to $61,232 in the current period from $84,135 in the same period of fiscal 2009. The reduction is related to decreased conference fees in the current year. Regulatory, trust and filing expenses amounted to $25,262 for the nine month period compared to $23,005 for the same period of the prior year. Legal, accounting and audit expenses increased to $34,753 from $19,283 in the prior year with the increase related to a higher monthly accrual amount for fiscal 2010 as compared to 2009, in anticipation of increased fees related to quarterly review engagements expected in fiscal 2010 which were not performed in 2009.

1.6      Liquidity

At April 30, 2010, the Company had working capital of approximately $286,228 (April 30, 2009 – $387,762; July 31, 2009 – $367,888) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months. The decrease in working capital since July 31, 2009 is mainly due to the use of funds for general corporate costs.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7      Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Additional capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time necessary to complete a major mineral property acquisition, but does have sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company's cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at April 30, 2010.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8      Off-Balance Sheet Arrangements

None.

1.9      Transactions with Related Parties

Refer to note 4 of the accompanying unaudited interim consolidated financial statements.

1.10    Fourth Quarter

Not applicable.

1.11    Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business, before the Board of Directors for consideration.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12    Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13    Accounting Policies and Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the accompanying unaudited interim consolidated financial statements for the period ended April 30, 2010.

1.14    Financial Instruments and Other Instruments

The required disclosure is provided in note 6 of the accompanying unaudited interim consolidated financial statements for the period ended April 30, 2010.

1.15    Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the interim consolidated statements of operations and comprehensive loss.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the interim consolidated statements of operations and comprehensive loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

Number
Common shares	13,399,426

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16    International Financial Reporting Standards ("IFRS")

1.16.1 Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is currently in progress.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND NINE MONTHS ENDED APRIL 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16.2 IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended October 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2010 Canadian GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

1.16.3 Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended October 31, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements.